UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary Shareholders’ Meeting and Special Shareholders’ Meeting Results

On October 22, 2019, Galapagos NV (the “Company” or “Galapagos”) held an Extraordinary Shareholders’ Meeting and a Special Shareholders’ Meeting (the “Meetings”). The meeting minutes and other documentation pertaining to these Meetings can be consulted on the website of Galapagos NV. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Extraordinary Shareholders’ Meeting

Agenda item 3: Extraordinary Shareholders’ Meeting, Approval of the issuance of two warrants for the benefit of Gilead Therapeutics and the cancellation of preferential subscription right of the existing shareholders

The Company’s shareholders approved the issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company, called the Initial Warrant A and the Initial Warrant B, and to cancel the preferential subscription right of the existing shareholders of the Company for the benefit of Therapeutics A1 Unlimited Company.

Agenda item 5: Extraordinary Shareholders’ Meeting, Approval of the renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital

The Company’s shareholders approved the renewal of the authorization to the Board of Directors to increase the share capital on one or more occasions, during a period of five (5) years from the publication in the Annexes to the Belgian State Gazette of the authorization, with an aggregate amount of up to €67,022,402.04, i.e. 20% of the share capital of the Company at the time of the convening of the Meetings.

Special Shareholders’ Meeting

Agenda item 1: Special Shareholders’ Meeting, Appointment of a Director

The Company’s shareholders approved the appointment of Mr. Daniel O’Day to the Board of Directors of the Company for a period ending immediately after the Annual Shareholders’ Meeting of 2023.

Agenda item 2: Special Shareholders’ Meeting, Appointment of a Director

The Company’s shareholders approved the appointment of Dr. Linda Higgins to the Board of Directors of the Company for a period ending immediately after the Annual Shareholders’ Meeting of 2023.

Agenda item 3: Special Shareholders’ Meeting, Increase of remuneration of the Statutory Auditor

The Company’s shareholders approved an increase in the annual remuneration of the Statutory Auditor from €350,000 to €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended 31 December 2017.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263 and 333-231765).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: October 23, 2019	/s/ Xavier Maes
Xavier Maes
Company Secretary